                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. __)*


                               PC SERVICE SOURCE, INC.
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                                  (Name of Issuer)


                       COMMON STOCK, PAR VALUE $.01 PER SHARE
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                           (Title of Class of Securities)

                                      693258105
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                                   (CUSIP Number)

                             Herschel S. Weinstein, Esq.
                     Dornbush Mensch Mandelstam & Schaeffer, LLP
                                   747 Third Avenue
                                  New York, NY 10017
                                  (212) 759-3300
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                      MAY 30, 1995
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP NO.   693258105                                  Page   2   of   6   Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph A. Cohen
     ###-##-####


 2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/



 3   SEC USE ONLY



 4   SOURCE OF FUNDS*

     WC, PF, 00



 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /



 6   CITIZENSHIP OR PLACE OR ORGANIZATION

     USA

 NUMBER OF           7   SOLE VOTING POWER
  SHARES                 298,000
BENEFICIALLY
 OWNED BY            8   SHARED VOTING POWER
   EACH                  134,000
 REPORTING
  PERSON             9   SOLE DISPOSITIVE POWER
   WITH                  298,000

                     10  SHARED DISPOSITIVE POWER
                         134,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14   TYPE OF REPORTING PERSON*
     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

 ITEM 1.  SECURITY AND ISSUER

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of PC Service Source, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2350 Valley View Lane, Dallas, Texas 75234.


ITEM 2.   IDENTITY AND BACKGROUND

(a) - (c) The person filing this report is Mr. Joseph A. Cohen (the "Filing Person"). The Filing Person's principal occupation is as a private investor. The Filing Person's business address is c/o The Garnet Group, Inc., 825 Third Avenue, 40th Floor, New York, New York 10022.

(d) - (f) The Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years. The Filing Person is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The securities which are the subject of this statement were acquired for an aggregate purchase price of $4,012,885.20. The funds used to acquire such securities represented personal funds or working capital of persons or entities whose beneficial ownership of Common Stock may be attributed to the Filing Person as described more fully in Item 5.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The Filing Person has acquired the Common Stock for investment purposes. Subject to availability at prices deemed favorable, the Filing Person, for investment purposes, may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

          The Filing Person may dispose of the shares of Common Stock held by him, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.

                                  Page 3 of 6 Pages

          Except as set forth above, the Filing Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Items 7-11 and 13 of the cover page of this Schedule which relate to the beneficial ownership of shares of Common Stock by the Filing Person are incorporated by reference in response to this item.

          As of January 13, 1998, the Filing Person beneficially owned, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 432,000 shares of Common Stock of the Company, representing 7.5% of the Company's Common Stock. Such percentage was determined based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

          The Filing Person has sole power to vote (or to direct the vote of) and sole power to dispose of (or to direct the disposition of) 298,000 shares of Common Stock of the Company, comprised of 298,000 shares of the Filing Person and various entities of which the Filing Person is the sole trustee, sole general partner, an executive officer or other such person. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the shares of Common Stock owned by such entities. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

          The Filing Person has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 134,000 shares of Common Stock of the Company, comprised of 134,000 shares owned by various individuals and entities through which the Filing Person indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the 134,000 shares of Common Stock owned by such persons. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

     (c) The following sets forth certain information concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through individuals, corporations and other entities through which the Filing Person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement. Each transaction is a purchase in the open market:

                                  Page 4 of 6 Pages

                                        DATE OF        NO. OF    PRICE PER
NAME OF PERSON EFFECTING TRANSACTION    TRANSACTION    SHARES      SHARE
David Shalom                             12/29/97        150       5.120
David Shalom                             12/29/97      2,850       5.121
Joseph & Joyce Shalom                    12/29/97        150       5.146
Joseph & Joyce Shalom                    12/29/97      2,850       5.120
Trefoil Garnet Capital Partners, L.P.    12/29/97      2,500       4.881

(d) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          The Filing Person is not a party to any contract, arrangement, understanding or relationship with respect to securities of the Company.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

                                  Page 5 of 6 Pages

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    January 13, 1998



                                   /s/ Joseph A. Cohen
                                   ----------------------------------


                                  Page 6 of 6 Pages